Exhibit p8

Amended as of: April 7, 2014

CUSHING ASSET MANAGEMENT, L.P.

CODE OF ETHICS AND PERSONAL TRADING POLICY

I.	STATEMENT OF GENERAL POLICY

Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Rule”) requires Cushing Asset Management, L.P. (the “Company”) adopt a code of ethics containing provisions reasonably necessary to prevent Access Persons (as defined below) from engaging in any act, practice or course of business prohibited by the Rule. Accordingly, this Code of Ethics (the “Code”) has been adopted to ensure that all Access Persons:

•	are aware of the fiduciary duty that they and the Company owe to Clients and the responsibility that comes with such duty;
•	are aware of their obligation to abide by all applicable securities laws and regulations;
•	report their personal securities transactions;
•	are aware of the Company’s policy and procedures regarding potential conflicts of interest, including the giving or receipt of gifts and board service; and
•	report suspected violations of the Code.

The Code does not purport comprehensively to cover all types of conduct or transactions which may be prohibited or regulated by the laws and regulations applicable to the Company and persons connected with it. It is the responsibility of each Access Person to conduct personal securities transactions in a manner that does not interfere with the transactions of the Company or otherwise take unfair advantage of the Company, and to understand the various laws applicable to such person.

II.	RESPONSIBILITIES

The Company expects all Access Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, the Company must act in its Clients’ best interests. Neither the Company, nor any Access Person should ever benefit at the expense of any Client. Therefore, an Access Person should not place his or her own interests ahead of the interests of Clients or engage in any transaction which interferes with, derives undue benefit other than customary compensation for investment management services, deprives a Client of an investment opportunity or is inconsistent with the investments undertaken for a Client.

This Code is intended to assist Access Persons in meeting the high ethical standards the Company follows in conducting its business. The following general fiduciary principles must govern the activities of all Access Persons:

•	a duty to place the interests of Clients first
•	seek to avoid any actual or potential conflicts of interest
•	do not take inappropriate advantage of your position with the Company
•	comply with all applicable Federal Securities Laws

Access Persons are expected to adhere to the general principles of this Code as well as comply with the Code’s specific provisions. Technical compliance with the Code’s procedures will not necessarily insulate from scrutiny personal trades which show a pattern of abuse of fiduciary duties to Clients. Any questions regarding the application of the Code in a particular circumstance should be directed to the Compliance Officer promptly.

III.	DEFINITIONS

(a)	“Access Person” means (i) any employee, officer, general partner, manager or independent contractor of the Company (or of any company in a control relationship to the Company) who, in connection with his/her regular functions or duties, makes, participates in, or has access to information regarding the purchase or sale of Covered Securities by the Company, or whose functions relate to the making of any recommendations with respect to purchases or sales of Covered Securities; and (ii) any natural person in a control relationship to the Company who obtains information concerning recommendations made to the Company with regard to the purchase or sale of Covered Securities by the Company. For the avoidance of doubt, all Company employees are currently considered Access Persons under the Code.

(b)	“Automatic Investment Plan” means a program, including a dividend reinvestment plan, in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.

(c)	“Beneficial interest” shall be interpreted in the same manner as it would be in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and Rule 16a-1(a)(2) thereunder, which includes any interest in which a person, directly or indirectly, has or shares a direct or indirect pecuniary interest. A pecuniary interest is the opportunity, directly or indirectly, to profit or share in any profit derived from any transaction. In general, “Beneficial interest” shall mean, ownership of securities or securities accounts by or for the benefit of a person, including any account in which the Access Person holds a direct or indirect beneficial interest, retains discretionary investment authority or other investment authority (e.g., a power of attorney).

(d)	“Client” shall mean any investment account managed by the Company, including pooled investment vehicles.

(e)	“Code” shall mean this Code of Ethics.

(f)	“Compliance Officer” shall mean Barry Greenberg, Katy Whitt or his or her designee.

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(g)	“Covered Security” shall mean any “Security”, and any security related to or connected with such security, except that it shall not include: (i) securities which are direct obligations of the government of the United States, (ii) shares issued by U.S. registered open-end investment companies (i.e. mutual funds) for which the Company is not an investment adviser, or (iii) bankers’ acceptances, bank certificates of deposit, commercial paper or high quality short-term debt instruments, including repurchase agreements. Note that the term “Covered Security” includes any closed-end fund or open-end fund for which the Company is an investment adviser.

(h)	“Federal Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, title V of the Gramm-Leach Bliley Act, any rules adopted by the Securities and Exchange Commission (“SEC”) under any of the foregoing statutes, the Bank Secrecy Act (as it applies to pooled investment vehicles and investment advisers) and any rules adopted thereunder by the SEC or the Department of the Treasury.

(i)	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended, the issuer of which, before the registration, was not required to file under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or an initial public offering under comparable foreign law.

(j)	“Investment Personnel” means any employee, officer or director of the Company (or any company in a control relationship with the Company) who, in connection his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Company or who executes such transactions. Investment Personnel also includes any person who controls the Company or Adviser and who obtains recommendations made to the Company regarding purchase or sale of securities by the Company.

(k)	“Limited Offering” means an offering that is exempt from under Section 4(2) or Section 4(6) under the Securities of 1933, as amended, or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933, as amended, and similar offerings under comparable foreign law.

(l)	“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing. Note that the term “Security” includes exchange traded funds (ETFs) and exchange traded notes (ETNs).

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IV.	PREFERENTIAL TREATMENT, GIFTS AND ENTERTAINMENT

As a general matter, no Access Person shall seek or accept favors, preferential treatment or any other personal benefit because of his or her association with the Company, except pursuant to normal and customary business practices.

No Access Person shall seek or accept any entertainment, gift or other personal benefit that creates a conflict between the interests of such Person and the Company or its Clients. In addition, Investment Personnel are prohibited from receiving any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of the Company. For purposes of this Code, de minimis is defined as reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so expensive as to raise any question of propriety. Any questions regarding the receipt of any gift or other personal benefit should be directed to the Compliance Officer.

V.	CONFLICTS OF INTEREST

If any Access Person is aware of a personal interest that is, or might be, in conflict with the interests of the Company or its Clients, that person should disclose the situation or transaction and the nature of the conflict to the Compliance Officer for appropriate consideration. Examples of such a conflict of interest may include service on the board of directors or significant personal financial holdings in a potential investment by the Company or relationships with family members in the financial services industry. Without limiting the foregoing, Investment Personnel who are planning to invest in or make a recommendation to invest in a security for the Company, and who have a material interest in the security or a related security, must first disclose such interest to the Compliance Officer. The Compliance Officer shall conduct an independent review of the recommendation to purchase the security for clients and written evidence of such review shall be maintained by the Compliance Officer. Investment Personnel may not fail to timely recommend a suitable security to, or purchase or sell a suitable security for, a Client account in order to avoid an actual or apparent conflict with a personal transaction in a security.

VI.	SERVICE AS A DIRECTOR

Investment Personnel are prohibited from accepting any appointment or election to the board of directors of any for-profit corporation, business trust or partnership, whether or not its securities are publicly traded, absent prior authorization of Jerry V. Swank (the “Managing Partner”) who will notify the Compliance Officer of any request for authorization and whether authorization was granted. In determining whether to authorize such appointment, the Managing Partner shall consider whether the board service would be adverse to the interests of the Company or would give rise to conflicts of interest or the appearance of conflicts of interest and whether adequate procedures exist to ensure isolation from those making investment decisions. All Access Persons shall report board positions to the Compliance Officer through Compliance11 (www.compliance11.com).

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VII.	INSIDE INFORMATION

U.S. securities laws and regulations, and certain foreign laws, prohibit the misuse of “inside” or “material non-public” information when trading or recommending securities. In addition, Regulation FD prohibits certain selective disclosure to analysts. Inside information may include, but is not limited to, knowledge of pending customer orders or research recommendations, corporate finance activity, mergers or acquisitions, advance earnings information and other material non-public information that could affect the price of a security.

Company and shareholder account information is also confidential and must not be discussed with any individual whose responsibilities do not require knowledge of such information.

Inside information obtained by any Access Person from any source must be kept strictly confidential. All inside information should be kept secure, and access to files and computer files containing such information should be restricted.

Front running occurs when a person employed by a financial services firm executes an order for a security for his or her own personal account while using advance knowledge of pending orders or trade decisions from his or her employer. Any actual or apparent front running activity by Access Persons is strictly prohibited.

Access Persons shall promptly report the receipt of any material non-public information related to securities in which the Company may invest to the Compliance Officer. Access Persons may not act upon or disclose material non-public or insider information except as may be necessary for legitimate business purposes on behalf of the Company and with prior approval of the Compliance Officer. Questions and requests for assistance regarding insider information should be promptly directed to the Compliance Officer.

VIII.	PERSONAL SECURITIES TRANSACTIONS RESTRICTIONS

(a)	Accounts Covered by the Code. The Code’s policies and procedures regarding personal securities transactions apply to all accounts holding any Securities over which an Access Person has any Beneficial Interest. For purposes of the Code, it is presumed that an Access Person has a Beneficial Interest in any account held personally or by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. An Access Person seeking to exclude an account from the Code must be able to demonstrate to the Compliance Officer that he or she does not have any direct or indirect influence or control over the account.

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(b)	Reportable Securities. The Code requires Access Persons to provide periodic reports regarding transactions and holdings in all Covered Securities (as defined herein).

(c)	Prohibited Purchases and Sales of a Covered Security. No Access Person of the Company shall purchase or sell, directly or indirectly:

(i)	any Covered Security in which he or she has, or by reason of such transaction will acquire, any direct or indirect beneficial ownership and which, to his or her actual knowledge at the time of such purchase or sale, is being purchased or sold or considered for purchase or sale by the Company on behalf of a Client Account;

(ii)	any related Covered Security to a security being actively considered for purchase or sale by the Company, such as puts, calls, other options or rights in such security; or

(iii)	any shares of a closed-end fund advised by the Company (A) during any applicable blackout period established by the Company or (B) if such transaction would give rise to “short-swing profits” under Section 16 of the Securities Exchange Act of 1934 as if the Access Person were a Section 16 reporting person.

(d)	Prohibited Conduct. No Access Person of the Company shall, directly or indirectly:

(i)	discuss with or otherwise inform others of actual or contemplated security transactions by the Company on behalf of a Client Account except in the performance of his or her employment duties or in an official capacity and then only for the benefit of the Client Account, and not for personal benefit or for the benefit of others;

(ii)	use knowledge of portfolio transactions made or contemplated for the Company to profit by the market effect of such transactions or otherwise engage in fraudulent conduct in connection with the purchase or sale of a security sold or acquired by the Company;

(iii)	knowingly take advantage of a corporate opportunity of the Company for personal benefit (or the benefit of anyone other than Clients), or take action for personal benefit (or the benefit of anyone other than Clients) in connection with such Person’s obligations to the Company. All securities transactions must be consistent with this Code. Access Persons must avoid any actual or potential conflict of interest or any abuse of any Person’s position of trust.

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IX.	PRE-CLEARANCE

(a)	No Access Person shall direct or allow any account over which he or she has any Beneficial Interest to buy or sell a Covered Security without the Access Person having first obtained specific permission from the Compliance Officer by completing a Personal Trade Pre-clearance Questionnaire, which may be found at Compliance11 (www.compliance11.com).

(b)	A request for pre-clearance will be denied if: (i) a transaction in the same issuer of the Covered Security has been effected on behalf of a Client account within the seven (7) days prior to the personal trade request or is contemplated as of the time of the compliance review of such request to occur within the next seven (7) days from the date of the trade request; (ii) the issuer of the Covered Security is included on the Company’s Restricted List; or (iii) the Compliance Officer determines that the proposed transaction appears to pose a conflict of interest or otherwise appears improper.

(c)	Any Access Person seeking pre-clearance must certify to the Compliance Officer that he or she is not aware of any firm trades on behalf of Client accounts in the same issuer of a Covered Security during the prior seven (7) days or of any present intention by Investment Personnel to effect a transaction in the same issuer of a Covered Security on behalf of a Client account in the next seven (7) days. Access Persons should be mindful of their duty to place the interests of Clients first, and consider carefully the timing of requested personal trades.

(d)	In determining whether an actual or potential conflict of interest exists in connection with a requested personal trade, the Compliance Officer may review the Company’s current trade blotter and prior trading history on behalf of Client accounts, make inquiries with appropriate Investment Personnel regarding planned trades for Client accounts and take such other steps as are deemed appropriate by the Compliance Officer.

(e)	After a completed pre-clearance request has been approved, the transaction must be effected within the same trading day or a new Pre-clearance Questionnaire must be submitted for approval.

(f)	No Investment Personnel shall directly or indirectly acquire an interest in a Covered Security through a Limited Offering or in an Initial Public Offering without obtaining the prior consent of the Compliance Officer. Consideration will be given to whether the opportunity should be reserved for the Client Accounts.

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(g)	The Company’s Chief Operating Officer, John Alban, will review and approve any request for pre-clearance of any transaction in Covered Securities by the Chief Compliance Officer.

X.	EXCLUDED TRANSACTIONS

The following types of transactions do not invoke the the pre-clearance requirements of Section IX:

(a)	Transactions effected for any account over which the Access Person has no investment discretion.

(b)	Non-volitional purchases and sales, such as Dividend Reinvestment or “calls” or redemption of securities.

(c)	The acquisition of securities by gift or inheritance or disposition of securities by gift to charitable organizations.

XI.	REPORTING PROCEDURES

Access Persons shall make the reports set forth below.

(a)	Brokerage Accounts. Before effecting personal transactions, each Access Person must (i) inform each brokerage firm where accounts holding any Securities over which the Access Person has any Beneficial Interest are held of his or her affiliation with the Company and (ii) provide the Company access to all accounts holding any Securities over which the Access Person has any Beneficial Interest by either completing a brokerage account approval form in Compliance11 (www.compliance11.com) or arranging for the brokerage firm to submit duplicate copies of all confirmations and account statements to the Compliance Officer.

(b)	Initial Holdings Report. Each Access Person must provide a report through Compliance11 (www.compliance11.com) which includes the following information within ten (10) days of becoming an Access Person:

-	Title and type of security, ticker symbol, CUSIP number (if applicable), number of shares and principal amount of each Covered Security in which the Access Person had any Beneficial Interest when the Person became an Access Person;

-	The name of any broker, dealer or bank with whom the Access Person maintains any account holding any Securities over which the Access Person has any Beneficial Interest as of date the person became an Access Person; and

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-	The date that the report is submitted by the Access Person.

The information contained in the initial holdings report must be current as of a date no more than forty-five (45) days prior to the date the person became an Access Person.

(c)	Quarterly Transaction Reports. Not later than thirty (30) days after the end of each calendar quarter, each Access Person must provide an affirmation through Compliance11 (www.compliance11.com) which includes following information with respect to any transaction in a Covered Security in an account for which the Access Person had any direct or indirect beneficial ownership:

-	The date of the transaction, the title, ticker symbol or CUSIP number (if applicable), interest rate and maturity date (if applicable), the number of shares and principal amount of each Covered Security involved;

-	The nature of the transaction (i.e., purchase, sale or other of acquisition or disposition);

-	The price of the Covered Security at which the transaction was effected;

-	The name of the broker, dealer or bank with or through which transaction was effected; and

-	The date that the report is submitted by the Access Person.

(d)	Annual Holdings Report. Each Access Person shall provide a written affirmation annually containing the information required in Section XI.(b) above as of December 31, within forty-five (45) days after December 31st each year. An Access Person need not make a quarterly transaction report or Annual Holdings Report if it would duplicate information contained in affirmations, broker trade confirmations and account statements received through Compliance11 by the Compliance Officer.

(e)	Review of Reports. The Compliance Officer shall be responsible for notifying Access Persons of their reporting obligations under this Code and for reviewing reports submitted by Access Persons. The Compliance Officer will maintain records of all reports filed pursuant to these procedures. The Company’s Chief Operating Officer, John Alban, shall review reports submitted by the Chief Compliance Officer.

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XII.	REVIEW OF PERSONAL SECURITIES TRANSACTIONS

The Code’s policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the Compliance Officer will closely monitor Access Persons’ investment patterns to detect the following potentially abusive behavior:

•	Failure to comply with the Code’s personal trade reporting and pre-clearance requirements;

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential manipulative behavior;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on material non-public information.

The Compliance Officer will compare all personal trading information reported by Access Persons with Company trading activity to determine compliance with the Code. The Compliance Officer will use additional methods, such as electronic communications surveillance, to monitor for correlations between personal trading and noted Access Person conflicts of interest (such as board of directors service or personal relationships) and to identify potentially abusive patterns between personal trading and Company trading. The Compliance Officer will keep appropriate records relating to such reviews and will inform the Company’s Managing Partner of any material issues or concerns.

XIII.	ADMINISTRATION OF CODE

(a)	Exceptions. The Compliance Officer shall be responsible for all aspects of administering this Code and for all interpretative issues arising under the Code. The Compliance Officer is responsible for considering any requests for exceptions to, or exemptions from, the Code (e.g., due to level of risk or personal financial hardship). Any exceptions to, or exemptions from, the Code shall be subject to such additional procedures, reviews and reporting as may be deemed appropriate by the Compliance Officer.

(b)	Verification of Information Provided. If deemed warranted by the Compliance Officer, an Access Person may be requested to complete IRS Form 4506, which will allow the Company or a third-party designated by the Company to receive copies of the Access Person’s completed tax returns directly from the Internal Revenue Service. The purpose of such a request will be to verify that such Access Person has properly reported all personal brokerage accounts, as required by the Code. Any such request will be risk-based, taking into consideration the Access Person’s position with the Company, access to material non-public information regarding the Company’s trading activities and frequency of personal trades. Refusal of an Access Person to comply with such a request will be deemed a violation of the Code and will subject the Access Person to sanctions, as determined by the Compliance Officer and the Managing Partner.

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(c)	Determination of Violation. The Compliance Officer shall have the authority to determine whether a person violated this Code. A violation of the general principles of the Code may constitute a punishable violation of the Code.

(d)	Sanctions. The Compliance Officer will take whatever action is deemed necessary with respect to any Access Person who violates any provision of this Code including, but not limited to, a reprimand, letter of censure, full or partial disgorgement of profits, imposition of a fine, suspension, restriction on activities, demotion or termination of the employment of the violator. Factors to be considered by the Compliance Officer in determining the severity of sanctions shall include the number of prior violations, the severity of the harm (to either affected Client account(s) or the Company), cooperation with the investigation of the violation and remedial actions taken to address the violation.

(e)	Availability of the Code. Each new Access Person will be provided with a copy of the Code through Compliance11 (www.compliance11.com) within ten (10) days of becoming an Access Person. A copy of the Code and any amendments thereto will be available to all Access Persons at all times through Compliance 11 (www.compliance11.com).

XIV.	RECORDKEEPING REQUIREMENTS

The Company shall maintain records, at its principal place of business, of the following: a copy of each Code in effect during the past five years; a record of any violation of the Code and any action taken as a result of the violation for at least five years after the end of the fiscal year in which the violation occurs; a copy of each report made by Access Persons as required in this Code; a record of all persons required to make reports currently and during the past five years; a record of all who are or were responsible for reviewing these reports during the past five years; and, for at least five years after approval, a record of any decision and the reasons supporting that decision, to approve an Investment Personnel’s purchase of securities in an Initial Public Offering or a Limited Offering.

XV.	REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

Access Persons are encouraged to report exceptions or potential violations of the Code by themselves or others, issues arising under the Code or other illegal or unethical behavior to the Compliance Officer or any partner of the Company. Access Persons are also encouraged to discuss situations that may present ethical issues with such persons. The Company will endeavor to maintain the confidentiality of reported violations, subject to applicable law, regulation or legal proceedings.

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Access Persons may choose to report a possible violation of the federal securities laws directly to the U.S. Securities and Exchange Commission. The SEC is authorized by Congress to provide monetary awards to eligible individuals who come forward with information that leads to a successful SEC enforcement action.

The Company will not permit retaliation of any kind by, or on behalf of, the Company or any Access Person against any individual for making good faith reports of violations of this Code. Such behavior shall be considered, in and of itself, a violation of the Code.

XVI.	CONDITION OF EMPLOYMENT OR SERVICE

All Access Persons shall conduct themselves at all times in the best interests of the Company and its Clients. Compliance with the Code shall be a condition of employment or continued affiliation with the Company and conduct not in accordance shall constitute grounds for actions which may include, but are not limited to, a reprimand, letter of censure, full or partial disgorgement of profits, imposition of a fine, suspension, restriction on activities, demotion or termination of employment. All Persons shall certify quarterly via Compliance11 (www.compliance11.com) that they have read and agree to comply in all respects with this Code and that they have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code.

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